MAIL STOP 4-6

      April 14, 2005

David G. Latzke
Senior Vice President, Chief Financial Officer
     and Secretary
SoftBrands, Inc.
Two Meridian Crossings, Suite 800
Minneapolis, Minnesota 55423

Re:	SoftBrands, Inc.
	Form 10/A filed March 15, 2005
	Form 10-Q filed March 15, 2005 for the period ended December
31,
2004
	Form 10-Q/A filed March 17, 2005 for the period ended
December
31, 2004
	File No. 0-51118

Dear Mr. Latzke,

       We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.
 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Critical Accounting Policies and Estimates, page 23
1. It seems that any failure of your controls over contract preparation and review could have adverse consequences in addition to recognizing less revenue. Revise to expand your disclosure to include the impact of possible "ineffective" conclusions regarding your disclosure controls and procedures and internal control over financial reporting.

	Liquidity and Capital Resources, page 44
2. We have read your response to prior comment 23 and the corresponding revised disclosure, which includes the non-GAAP measure
"working capital surplus, excluding the impact of deferred revenue."
Given that this measure excludes deferred revenue, but includes the cash generated by the transactions that resulted in the deferred revenue, it is not clear to us why you believe that this measure is useful to investors. Additionally, given that your failure to perform according to the terms of the underlying arrangements could result in you refunding deferred amounts to your customers, it is not clear to us why you believe that presentation of this measure is appropriate under Rule 10(e)(1)(ii)(A) of Regulation S-K. Accordingly, explain to us why you believe your presentation complies with the requirements of Item 10(e) of Regulation S-K. Alternatively, consider removing this measure.

Consolidated Financial Statements

	Note 1. Nature of Business and Company Operations

		Basis of Presentation, page F-7
3. Supplementally, explain to us, in detail, how you evaluated the legal and accounting impact of AremisSoft`s bankruptcy on SoftBrands.
In your response, indicate whether your evaluation would have changed had SoftBrands been identified as the accounting spinee under EITF 02-11.
4. Supplementally, explain how you determined that the spin-off of SoftBrands to both AremisSoft stockholders and class action claimants was considered a pro rata distribution in accordance with paragraph 3 of EITF 02-11.
5. We have read your response to prior comment 36.
Supplementally,
further explain your basis for concluding that the class action lawsuit was not considered an "allowed claim." Please provide us with copies of objective support for this conclusion, such as a bankruptcy court order or other similar document.
6. It remains unclear to us how you were able to conclude that there was less than a 50% change in ownership upon emerging from bankruptcy. Supplementally, quantify the "significant distributions" that your local investor groups received from the class representative and specifically quantify the extent of your assumption. Further, explain why you believe that making such an assumption is appropriate in the context of paragraph 36 of SOP 90-7.

Note 2. Summary of Significant Accounting Policies

      Revenue Recognition, page F-12
7. We have read your response to prior comment 40 and note that your contractual terms state that delivery constitutes acceptance. Clarify for us how these contractual terms specify that acceptance occurs upon shipment as your policy states. In addition, explain to us how you considered AICPA Technical Practice Aid 5100.69 in your revenue recognition policy.
8. We have read your response to prior comment 41 and need additional clarification regarding your payment terms. We note that your standard payment terms are net 30 and executive approval is required for any deviations. You appear to indicate that these deviations from your standard terms do not result in extended payment terms as contemplated by paragraphs 27 to 31 of SOP 97-2. It is unclear to us why extending your terms beyond net 30 would not result in extended payment terms. Supplementally, indicate the extent to which you enter into arrangements that include payments due beyond 30 days and describe your collection history and indicate whether you have granted any concessions in those circumstances.
9. We have read your response to prior comment 43 and note that certain contingencies, which you characterize as oral understandings, may result in revenue deferrals. Supplementally, explain to us the controls and procedures in place to ensure that all such oral understandings are appropriately considered in recognizing revenue under your arrangements. In addition, indicate whether these oral provisions are ultimately memorialized in written contracts or purchase orders and how you have considered paragraph 15 of SOP 97-2 in your revenue recognition policy.

   Note 9. Long-term Obligations, page F-22
10. We have read your response to prior comment 48 and note that the source and timing of your common stock valuations are unclear. Please explain to us and disclose whether the valuations used between issuance of the warrant and April 2004 were performed by third parties and were contemporaneous. In addition, explain the reasons for the increase in the value of your common stock between December
2003 and March 2004. Identify changes in your valuation assumptions and explain the basis for each material change and the resulting impact on your valuation.

Note 12. Options and Compensation Plans, page F-30
11. We note that your registration statement has become effective pursuant to Section 12(g) of the Exchange Act causing the vesting periods of a significant number of outstanding stock options to be automatically modified. Supplementally, explain how you calculated the amount of any additional compensation expense resulting from this modification and disclose the expected impact within your financial statements and MD&A if material. Refer to paragraph 61 of FIN 44.

Form 10-Q for the period ended December 31, 2004
Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 11

   Results of Operations, page 12
12. Throughout your MD&A, you attribute changes between periods to various factors. Please quantify the amount that each of these factors contributed to each change between periods rather than stating that changes were due "primarily" to such factors. For example, but without limitation, you state on page 13 that your hospitality segment license revenue increased "primarily" because of your release of Medallion 6.0 and PORTfolio 3.1.  Revise to
quantify
the increase in license revenue within the hospitality segment attributable to the release of Medallion 6.0 and PORTfolio 3.1. Also, your disclosure should address all material factors attributable to the increase or decrease of line items from period to period.
13. We note that you achieved cost savings resulting from your support center in Bangalore, India, which became fully operational in late 2004 in the first paragraph on page 14.  However, in the second
paragraph on page 14 you disclose that improvements in hospitality maintenance gross margin percentage are expected as you move closer to bringing your Bangalore hospitality support center into
operation.
Please revise to reconcile or supplementally advise.
   Liquidity and Capital Resources, page 17
14. In light of the fact that you may need to raise additional capital, disclose the limitations on additional indebtedness resulting from your relationship with Capital Resource Partners.
Item 4.  Controls and Procedures, page 20
15. You disclose that "[t]here was no significant change in [y]our internal control over financial reporting . . . ."  Please revise to
disclose whether there were any changes in your internal control over
financial reporting, that occurred during the first quarter of ended
December 31, 2004, that materially affected, or are reasonably likely
to materially affect, your internal control over financial
reporting.
This evaluation should be made in all future periodic reports.
See
Item 308(c) of Regulation S-K and Rule 13a-15(d) to the Exchange
Act.
16. We note the disclosure that "[t]here was no significant change in
[y]our internal control over financial reporting . . . ."  We also note your supplemental response to prior comment 11 that you have further improvements to make to your Controls Improvement Plan.
To
the extent your Controls Improvement Plan resulted in changes in your internal control over financial reporting during the first quarter ended December 31, 2004 that materially affected or were reasonably likely to materially affect your internal controls over financial reporting, please disclose. See Rule 13a-15(d) of the Exchange Act.
If you did not make any changes to your internal control over financial reporting in the first quarter ended December 31, 2005 that materially affected or were reasonably likely to materially affect your internal controls over financial reporting, supplementally reconcile your response to prior comment 11 with the disclosure.

Closing Comments

       As appropriate, please amend your Form 10/A and Form 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Brent Watson at (202) 824-5494 or Mark
Kronforst
at (202) 824-5341 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 942-1957 or me at with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director

Thomas Martin, Esquire
Dorsey & Whitney LLP
50 South Sixth Street
Minneapolis, Minnesota 55402


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SoftBrands, Inc.
Form 10/A
April 14, 2005
Page 1 of 5